UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q4 Dividend Distribution – Supplemental Report

Item 1

Q4 Dividend Distribution– Supplemental Report

Pursuant to its Immediate Report dated 15 February 2017 (Ref. no. 2017-02-014152), relating to the distribution of a dividend out of the Company’s earnings from the fourth quarter of 2016, in the amount of about US$ 57 million, the Company hereby reports that the dividend amount per share in US$ is $0.04400, and the dividend amount per share for shareholders receiving payment in NIS shall be NIS 0.1590160, according to the representative exchange rate of the Bank of Israel as of the above date.

From the current dividend payment, Israeli tax will be withheld at the following rates: (1) with respect to 87.92% of the dividend, a company resident of Israel is exempt from payment of tax; an individual resident of Israel will be liable to tax at the rate of 25%; and foreign residents (individuals and companies) will be liable to tax at the rate of 25% or in accordance with the applicable international tax treaties, according to the lowest; (2) regarding 12.08% of the dividend, a company resident of Israel will be liable to tax at the rate of 15%, an individual resident of Israel will be liable to tax at the rate of 15%, and foreign residents (individuals and companies) will be liable to tax at the rate of 4%, or in accordance with the applicable international tax treaties, according to the lowest.

For additional information as to a possible refund procedure for excess taxes withheld from non‑Israeli shareholders with respect to shares traded on the NYSE, please visit the Company's webpage, by clicking on this (http://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/sites/1004/2017/02/tax%20withholding%20on%20dividends%20for%20shares%20traded%20out%20of%20Israel%20-%20ICL%20website.pdf).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 21, 2017